EXHIBIT 12.1
SAN DIEGO GAS & ELECTRIC COMPANY
COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS
(Dollars in millions)

	2000	2001	2002	2003	2004

Fixed Charges and Preferred
Stock Dividends:

Interest	$ 119	$ 96	$ 83	$ 78	$ 71

Interest portion of annual rentals	3	3	2	2	2

Total fixed charges	122	99	85	80	73

Preferred stock dividends (1)	13	11	9	9	8

Combined fixed charges and preferred stock
dividends for purpose of ratio	$ 135	$ 110	$ 94	$ 89	$ 81

Earnings:

Pretax income from continuing operations	$ 295	$ 324	$ 300	$ 488	$ 361

Total fixed charges (from above)	122	99	85	80	73

Less: interest capitalized	3	1	1	1	1

Total earnings for purpose of ratio	$ 414	$ 422	$ 384	$ 567	$ 433

Ratio of earnings to combined fixed charges
and preferred stock dividends	3.07	3.84	4.09	6.37	5.35

(1) In computing this ratio, "Preferred stock dividends" represents the before-tax earnings necessary to pay such dividends, computed at the effective tax rates for the applicable periods